Exhibit 21.1

Subsidiaries Of Registrant

Lantronix International AG Switzerland	Switzerland
Lantronix UK Ltd.	United Kingdom
Lantronix Netherlands B.V.	Netherlands
Lantronix Hong Kong Ltd.	Hong Kong
Lantronix Australia Pty. Ltd.	Australia
Japan Lantronix K.K.	Japan
Lantronix France, SARL	France

Lantronix Europe GmbH	Germany

Lantonix Deutschland GmbH	Germany

Stallion Pty	Australia
Stallion Inc.	United States

United States Software Corporation	United States